Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains a transcript from an interview which aired on FOX Business TV on January 26, 2015. A link to a recording of the interview was included in the below email sent to Actavis employees.

Date:	January 27, 2015
To:	All Employees
Re:	Actavis Featured on FOX Business TV

Our Company’s evolution into a leading, global pharmaceutical company continues to be featured in the global business media. Yesterday, Brent Saunders, CEO & President, appeared on FOX Business TV’s Opening Bell with Maria Bartiromo to discuss our newly announced deal to acquire Auden Mckenzie, our proposed combination with Allergan, and our strengthened commitment to delivering important medicines for patients around the world.

The televised interview is available for your viewing HERE.

FROM THE FOX BUSINESS TV INTERVIEW

http://www.foxbusiness.com/on-air/opening-bell/index.html#/v/4012438876001

January 26, 2015 | 4:35 p.m. ET

[Host – Maria Bartiromo]:	Actavis this morning announcing its acquisition of UK generics company Auden McKenzie, making it the U.K.’s third largest pharmaceutical company overall. My next guest became CEO and president at Actavis last year. Now he is being called the “deal king of Wall Street”, presiding over $97 billion in deals just in the last 12 months alone. He is Brent Saunders and he joins me right now in a Fox Business News exclusive. Brent it’s good to have you on the program.

[Actavis CEO, Brent Saunders]:	Thank you, Maria. Good morning.

[Bartiromo]:	This must have made you happy. Forbes magazine: “Wall Street’s Drug Dealer”. Obviously they’re trying to be cute there, but the bottom line is, you are the lead guy when it comes to deals. Cover of Forbes magazine. What’s behind all of these acquisitions, Brent?

[Saunders]:	Look, we’re trying to build a company that’s got a growth profile different than others in our industry. And really, we’re focused on being number one or number two in every area in which we compete. So the deals really strategically support that goal of leadership and driving sustainable growth.

[Bartiromo]:	And of course that’s what Allergan does, right?

[Saunders]:	Absolutely.

[Bartiromo]:	So the acquisition and the deal with Allergan takes revenue way up and puts you in number one or number two positions on all of these important areas. Walk us through it.

[Saunders]:	Yeah, so we overlap with Allergan in three of four of their therapeutic areas. So, now we have a leadership in aesthetic medicine, ophthalmology, CNS, women’s health, to name a few. So, the goal really is, as I said, to be number one or number two in every therapeutic area or business in which we compete. That really gives you an ability to grow your business better than your competitors.

[Bartiromo]:	So what’s the vision in terms of growth - America relative to the rest of the world – because we’re talking about population growth and real opportunities outside of the U.S. as well?

[Saunders]:	That’s right and one of the things that Allergan does is it gives us scale, ex-U.S. So we are a little heavily weighted towards the United States as a company today, but our structure now globally is as strong as ever. So we’re weak in Latin America as a stand-alone Actavis. Allergan was very strong. So now we’ll be able to get product flow going into Latin America through that infrastructure so we [interrupted] grow better than the market.

[Bartiromo]:	I’m sorry, pardon me. And this deal today, in terms of the U.K., puts you right up there in the lead, in terms of the top three.

[Saunders]:	Yeah, and the deal today is really a bolt-on. It was really something we’ve been looking at for a while to really add to our strength in the U.K. where we were the number two generic company. Now we’re number one in generics and number three overall. And it really fits beautifully right into our U.K. operation and our global generics business.

[Bartiromo]:	So when you look at the generics business in particular, tell us about the pipeline, you’ve got patent expirations even on the generics side, obviously. And that’s just the normal of the business. So what’s in the pipeline as you approach expirations?

[Saunders]:	Yeah, so we don’t have, the combined Actavis/Allergan has very few patent expirations. We’re dealing with about two of our significant drugs over the next ten years. So most of the drugs we had and the vast majority of our drugs have on average about ten years of life ahead of us, so we have a lot of young, durable assets that are growing. On the generic sides of our business, which in the pro forma company will be about a third of the business, we have the deepest pipeline in generics first-to-files and ANDAs and marketing authorizations around the world. So that business is firing on all cylinders.

[Bartiromo]:	Talk to us about valuations right now. I mean you’ve obviously been a king deal maker in the space, but the deal flow has been really most prominent when you look at overall at the sectors in pharmaceuticals. Are valuations at this point at a rate where you just want to sort of step back or are you still looking for those bolt-on deals right now?

[Saunders]:	Yeah, there’s clearly some categories in our space where valuations are out of whack, I mean they’re just sky high and something we’re not going to compete in. You look at an Auden Mckenzie today where we paid let’s say roughly about two times sales, a little less than four times EBITDA, that’s not a crazy valuation. Allergan was a very fair price. But you’re seeing some companies really chase deals in some of these highly competitive categories, like oncology, or hepatitis, or other areas and that’s just something we’re not going to participate in.

[Bartiromo]:	What’s an appropriate growth rate for the company over the next three years for the investment community to look at?

[Saunders]:	Yeah, so when we look at our growth rate and, what we’ve told our investors, is that we believe our branded pharmaceutical business will grow double digit over the next several years. We believe that based on the long life of assets that we have plus we have over 26 products in late-stage, phase III development and so we’ll be launching a lot of products over the next several years to sustain that growth rate.

[Bartiromo]:	And that sounds just terrific, Brent it’s really great to have you on the program.

[Saunders]:	Thank you for having me.

[Bartiromo]:	Congratulations to you, Brent Saunders joining us right now, we’re going to keep following your story for sure.

END

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Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan will commence mailing the joint proxy statement/prospectus to its shareholders or its stockholders on or around January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.